SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               January 31, 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No.1 Regulatory News Service Announcement, dated 31 January 2005 re: Directorate Change


19/05                                                            31 January 2005



LLOYDS TSB GROUP BOARD CHANGE


David Pritchard will be retiring from the board and the group when his current term as Deputy Chairman comes to an end at the annual general meeting in May 2005. He has served on the board for 7 years: as Group Executive Director, Wholesale & International Banking and Group Treasurer for 5 years, and, subsequently, as Deputy Chairman for 2 years.

Maarten van den Bergh, Chairman of Lloyds TSB Group plc, said "We shall miss David's wise counsel. His knowledge of financial markets, in particular, has been of great value to the group and I have much enjoyed working with him over the past years."





                                    - ends -



BIOGRAPHICAL DETAILS

DAVID PRITCHARD


David Pritchard became Deputy Chairman in April 2003 having previously served as Group Executive Director, Wholesale and International Banking.

He Joined TSB Group as treasurer in 1995 and was seconded for a two year term to the Securities and Investments Board in 1996, following TSB's merger with Lloyds Bank. At the Securities and Investments Board, he was responsible for the regulatory supervision and policy of the UK's markets and exchanges, and for all the Securities and Investments Board's international activities. He returned to the Group in May 1998 when he became Group Treasurer.

While at the Securities and Investments Board, David chaired the team drawn from the regulatory bodies which merged to form the Financial Services Authority.



                                                                        .../more

LLOYDS TSB GROUP BOARD CHANGE .../2



For further information:-


Investor Relations
Michael Oliver                                              +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk


Ian Gordon                                                  +44 (0) 20 7356 1264
Senior Manager, Investor Relations
E-mail: ian.gordon@ltsb-finance.co.uk


Media
Terrence Collis                                             +44 (0) 20 7356 2078
Director of Group Corporate Communications
E-mail: terrence.collis@lloydstsb.co.uk


Mary Walsh                                                  +44 (0) 20 7356 2121
Head of Media Relations
E-mail: mary.walsh@lloydstsb.co.uk




                           FORWARD LOOKING STATEMENTS



This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  31 January 2005